BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

RECEIVED
2004 NOV 29 P 12:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif.

Data November 24st, 2004

[redacted]

04046772

File n.°: 82-4855

SUPPL

Oggetto: **Press release**

herewith enclosed, we send you the press releases, both italian versions and english translations, concerning **Banca Popolare di Lodi's 2nd half and 3rd quarter Financial Statements.**

Yours faithfully,

BANCA POPOLARE DI LODI

Attachments 2:
- 1st Half press release
- 3rd Quarter press release

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

dlw 12/21

BANCA POPOLARE DI LODI S.c. a r.l. - Sede Centrale e Dir. Generale: 26900 Lodi, Via Polenghi Lombardo n. 13
Capitale Sociale al 01/08/2004: Euro 885.127.227,00 - Tel. 0371.580.111 (s.p.) - B.I.C.: BPAL IT ML
Codice Fiscale, P.IVA e Registro Imprese di Lodi n. 00691360150 - Iscritta all'Albo delle Banche al n. 405.10
Aderente al "Fondo Interbancario di Tutela dei Depositi" - Capogruppo del Gruppo Bancario Bipielle

GRUPPO BIPIELLE

Mod. 2140 (Ed. 2004)

Press release

Consolidated half-year report as of 30 June 2004

Efficiency better, revenues up
Net profit almost doubled: 80.7 mn Euro

- **net interest income** - Euro **498.1** mn **(+6.92%)**
- **non interest income** - Euro **381.0** mn **(+10.44%)**
- **operating profit** - Euro **431.8** mn **(+20.57%)**
- **net profit** - Euro **80.7** mn **(+80.99%)**
- **cost/income ratio of 50.89%**
- **asset management** – Euro 18,345 mn **(+9.21%)**

The Board of Directors of Banca Popolare di Lodi, chaired by Giovanni Benevento, approved the 2004 half-yearly report at today's meeting. The period closed with a **consolidated net profit of 80.7 million euro**, compared with 44.6 million euro of the first six months of 2003 (+80.99%).

The results show a further improvement in the business, in terms of both higher revenues and lower costs, thanks to rationalisation of the corporate structure and greater synergies between the network banks and the product companies.
The adoption of a more streamlined and efficient organisational structure has had a positive impact on the core banking business and hence on the operating profit. This is also thanks to a marketing policy oriented more and more to households and SMEs located in the territory where the Group's network banks operate, involving extremely low levels of credit risk.

The **cost-income ratio** shows another remarkable improvement declining by 5 percentage points to come in at 50.89%, compared with 55.83% in the first half of 2003.

The consolidated income statement for the first half of 2004, prepared on a consistent basis with respect to 30 June 2003, shows growth in **net interest income** which comes to 498.1 million euro (+ 6.92%), with help also from dividends.
Non interest income rises to 381.0 million euro (+10.44%), thanks to the positive contribution of **net commissions**, which report an increase of 20.52% coming in at 225.7 million euro versus 187.2 million euro in the first half of 2003.
The **total income** reaches 879.1 million euro, an improvement of 8.42%.

The effects of the cost containment policy launched within the Group can be seen in **administrative and other operating expenses**, which have fallen by 1.19%. As part of this figure, **personnel costs** decrease by 0.54%, while **other administrative expenses** fall by 1.21%, despite non-recurring costs of 15 million euro.

The growth in income generated by banking activities, together with the contraction in costs, impacts considerably on **operating profit**, which comes to 431.8 million euro versus 358.1 million euro in the first six months of 2003 (+20.57%).

The adjustments to fixed assets total 115 million euro, within which there is 53 million of amortisation of goodwill and 5 million of depreciation on capital expenditure for the opening of new branches.
As regards the latter, we would point out that 70% of the branches opened in the last two years have already reached break-even.

A prudent policy regarding loans has led to adjustments of 116 million euro, which include 23 million euro of provisions to supplement prudential coverage of the Parmalat exposure – now more than 90% - thereby bringing it into line with the settlement proposed by the extraordinary commissioner.

The **profit from ordinary operations** comes to 161.3 million euro, compared with 155.5 million euro at 30 June 2003 (+3.76%); after income taxes, this leads to a result for the period of 125 million euro, of which 44 million euro pertains to minority interests.

The **net profit,** with practically no non-recurring items, has risen to 80.7 million euro, almost double the figure for the previous half-year (44.6 million euro).

As regards the consolidated balance sheet, with comparative figures as of 30 June 2003, total **customer funds under administration** come to 61,081 million euro, in line with the first half of last year (61,339 million euro).

Particularly positive is the trend in **indirect customer deposits** which rise to 32,762 million euro (+5.22%), sustained by **asset management**, where there has been growth in portfolio management (+20.32%), mutual funds (+2.73%), investment trusts (+12.61%) and insurance products (+2.22%).

Customer loans show a positive trend yet again. Total loans, amounting to 25,266 million euro, are shown net of the first half two securitisations: one of 1 billion euro which involved performing residential mortgage loans of retail banks, the other of 500 million euro involving personal loans granted by Bipielle Ducato, in order to optimize the funding policy.

Credit quality is under control with the ratio between **net non-performing loans and total loans** at **1.49%.**
Consolidated shareholders' equity at 30 June 2004 amounts to 2,662 million euro (+3.47%).

The **operational structure** of the BPL Group at 30 June 2004 consists of **954 branches, 650 financial advisors and 60 money shops**. The number of employees fell to 8,545 compared with 8,950 at 30 June 2003, thanks to the redundancy plans agreed previously, which should already bring further economic benefits from the second half of 2004.

Banca Popolare di Lodi
Half-year report as of 30 June 2004
Net profit: 91.7 million euro (+26.05%).

The results of Banca Popolare di Lodi have grown yet again. The excellent performance by the Parent Bank, Banca Popolare di Lodi, is also confirmed by looking at the main items in the statement of income, prepared on a consistent basis with that of 30 June 2003. It shows the growth in **net interest income** to 282.7 million euro (+11.80%).

Net commissions reach 105.6 million, with a significant increase (+30.47%)
Non interest income comes to 173 million euro (+2.19%), while **total income** rises to 455.7 million euro (+7.95%).

The **operating profit** of 213.4 million euro is particularly positive if compared with 189 million euro in the previous half-year (+12.95%), confirming the positive trend in the core business. The **cost-income ratio** has fallen by over 2 percentage points compared with the first half of last year, coming in at 53.16%.
Loan writedowns and writebacks, which amount to 32.5 million euro after raising the coverage of the exposure to Parmalat do not hinder the rise in **profit from ordinary operations**, which comes to 104.8 million euro, an increase of 16.67% on the figure at 30 June 2003.
The **net profit**, with no non-recurring items, has risen to 91.7 million euro (+26.05%).

At balance sheet level, mention should be made of the growth in **funds under administration** which total 62,010 million euro, compared with 52,231 million euro in the first half of 2003 (+18.72%).

One figure that is particularly significant is **total cash loans and endorsement credits** which amount to 12,971, the same level as in the first half of 2003 (-0.96%) despite 576 million euro of performing **mortgage loans** that were securitised in the first half of 2004.
Portfolio management (+10.53%) **and insurance products** (+4.49%) continue to boost **asset management** which remains above the ceiling of 5 billion euro (+1.50%).

During the course of the first half of 2004 the operational structure of Banca Popolare di Lodi was strengthened even further: the number of **branches** rises to 558, versus 539 at 31 December 2003, while the number of **employees** falls to 4,332, compared with 4,377 at 31 December 2003.

The Board of Directors of Banca Popolare di Lodi has also decided to acquire a majority stake (99.89%) in Banca Eurosistemi, from Bipielle Investimenti, laying the bases to merge Banca Eurosistemi and Sofinspa S.p.A. (held 100% by Banca Eurosistemi) with Banca Popolare di Lodi.
This operation - a consequence of the disposal of Banca Eurosistemi's payment systems and IT centre to ICBPI on 21 June this year - will make it possible to further rationalise the Group structure and at the same time concentrate all of the activities related to the management of prepaid cards in Bipielle Ducato, a company with a great deal of experience in the consumer credit and credit card sectors.

Lodi, 9 September 2004

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

CONSOLIDATED BALANCE SHEET

EUR/000	30/06/04		30/06/2003 PF	
	valori	comp %	valori	var %
Cash on hand and deposits with central bank and post offices	201.073	0,49%	194.095	3,60%
Due from banks	2.303.468	5,60%	2.884.851	-20,15%
Customer loans	25.265.569	61,44%	25.391.892	-0,50%
Bonds and other debt securities	5.229.961	12,72%	6.066.214	-13,79%
Assets	3.274.704	7,96%	3.005.660	8,95%
- fixed assets	405.691	0,99%	558.605	-27,37%
- shareholdings	1.282.066	3,12%	1.159.857	10,54%
- shareholdings in group coompanies	77.898	0,19%	101.318	-23,12%
- intangible assets	681.801	1,66%	353.255	93,01%
- tangible assets	827.248	2,01%	832.625	-0,65%
Own shares	795	0,00%		
Positive goodwill arising on consol.	1.241.241	3,02%	1.530.521	-18,90%
Other assets	3.604.813	8,77%	4.086.838	-11,79%
Total assets	**41.121.624**	**100,00%**	**43.160.071**	**-4,72%**

Liabilities	30/06/04		30/06/2003 PF	
	valori	comp %	valori	var %
Due to bank	4.032.766	9,81%	4.131.470	-2,39%
Due to customers	27.634.406	67,20%	29.295.557	-5,67%
Third-party funds under administration	2.544.537	6,19%	2.925.906	-13,03%
Funds:	505.748	1,23%	774.957	-34,74%
- pension fund	182.546	0,44%	192.091	-4,97%
- fondo di quiescenza per obblighi e simili	141.337	0,34%	152.521	-7,33%
- provision for taxation	98.198	0,24%	342.698	-71,35%
- other provision	79.388	0,19%	79.519	-0,16%
- credit risks fund	4.279	0,01%	8.128	-47,35%
Subordinated liabilities	2.249.519	5,47%	2.272.881	-1,03%
Minority interests	1.492.213	3,63%	1.186.259	25,79%
Shareholders equity	2.662.435	6,47%	2.573.041	3,47%
- share capital	885.127	2,15%	784.263	12,86%
- reserve for general banking risks	5.000	0,01%	17.560	-71,53%
- reserve	1.691.581	4,11%	1.726.616	-2,03%
- net profit	80.727	0,20%	44.602	80,99%
Total liabilities	**41.121.624**	**100,00%**	**43.160.071**	**-4,72%**

Guarantees and commitments	30/06/04		30/06/2003 PF	
	valori	comp %	valori	var %
Guarantees given	2.445.001	100,00%	2.234.093	9,44%
acceptances	10.453	0,43%	20.496	-49,00%
other guarantees	2.434.548	99,57%	2.213.597	9,98%
Commitments	5.669.492		4.488.184	26,32%
Derivatives on loans	178.653		310.892	-42,54%

File n.°: 82-4855

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

CONSOLIDATED INCOME STATEMENT

EUR/000	30 06 2004		30 06 2003 PF	
	valori		valori	var %
Interest income and similar revenues	823.972		889.622	-7,38%
Interest expense and similar charges	- 384.982		- 451.005	-14,64%
Dividends	59.068		27.220	117,00%
Interest Margin	**498.058**		**465.837**	**6,92%**
Commission income	303.828		255.628	18,86%
Commission expense	- 78.164		- 68.390	14,29%
Net commissions	**225.664**		**187.238**	**20,52%**
Profits and losses from financial operations	9.523		48.982	-80,56%
Other operating income	145.845		108.785	34,07%
Non interest income	**381.032**		**345.005**	**10,44%**
Total income	**879.090**		**810.842**	**8,42%**
Administrative expenses	**- 447.327**		**- 452.733**	-1,19%
- personnel expenses	- 250.952		- 252.307	-0,54%
- administrative expenses	- 193.054		- 195.426	-1,21%
- other expenses	- 3.321		- 5.000	-33,58%
Gross Operating Profit	**431.763**		**358.109**	**20,57%**
Adjustments/writebacks to tangible and intagible fixed assets	- 115.432		- 106.846	8,04%
of witch avviamento/goodwill:	- 53.046		- 49.977	
Writebacks of adjustments to loans and provisions	- 15.966		- 7.177	122,46%
Writedown of loans and provisions for guarantees and commitm	- 116.114		- 81.495	42,48%
Provisions to the reserve for possible loan losses	- 3			
Adjustments to the value of financial fixed assets	- 23.796		- 4.905	385,14%
Profit (losses) on equity investments	854		- 2.231	-138,28%
Profit from ordinary operations	**161.306**		**155.455**	**3,76%**
Extraordinary income	46.195		42.652	8,31%
Extraordinary expenses	- 40.698		- 30.927	31,59%
Net extraordinary income	**5.497**		**11.725**	**-53,12%**
Change to the reserve for general banking risks				
Income taxes for period	- 41.703		- 75.531	-44,79%
Net profit of minority interests	- 44.373		- 47.047	-5,68%
Net Profit	[redacted]			

Comunicato stampa

Relazione Semestrale Consolidata al 30 giugno 2004

Migliora l'efficienza, salgono i ricavi
Utile netto quasi raddoppiato: 80,7 mln euro

- **margine d'interesse** Euro **498,1** mln **(+6,92%)**
- **margine da servizi** - Euro **381,0** mln **(+10,44%)**
- **risultato di gestione** - Euro **431,8** mln **(+20,57%)**
- **utile netto** - Euro **80,7** mln **(+80,99%)**

- **Cost-Income al 50,89 %**

- **Risparmio gestito** – Euro 18.345 mln **(+9,21%)**

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di oggi i risultati del primo semestre 2004 che si è chiuso con un **utile netto consolidato di 80,7 milioni di euro**, contro i 44,6 milioni di euro dei primi sei mesi del 2003 (+80,99%).

I risultati evidenziano un ulteriore miglioramento dell'attività sia sul fronte dei ricavi, sia su quello della riduzione dei costi, grazie alla razionalizzazione della struttura societaria e alle sinergie in costante sviluppo tra banche-rete e società prodotto.
L'adozione di una struttura organizzativa più snella ed efficiente ha influito positivamente sulla crescita dell'attività bancaria caratteristica e conseguentemente sul risultato di gestione, in relazione anche ad una politica commerciale orientata sempre più nei confronti delle famiglie e delle piccole medie imprese radicate sul territorio in cui operano le banche-rete del Gruppo, con indici di rischiosità del credito molto contenuti.

Il **cost-income ratio** evidenzia ancora un notevole miglioramento scendendo di 5 punti percentuali ed attestandosi al 50,89%, contro i 55,83% del primo semestre del 2003.

Il conto economico consolidato del primo semestre 2004, raffrontato su base omogenea rispetto al 30 giugno 2003, evidenzia la crescita del **margine d'interesse** che raggiunge i 498,1 milioni di euro (+ 6,92%), grazie anche al supporto della componente dividendi.
Il **margine da servizi** sale a 381,0 milioni di euro (+10,44%), grazie al positivo apporto delle **commissioni nette** che registrano un incremento del 20,52% attestandosi a 225,7 milioni di euro, contro 187,2 milioni di euro del primo semestre 2003.
Il **margine d'intermediazione** raggiunge gli 879,1 milioni di euro, facendo segnare un miglioramento del 8,42%.

Gli effetti dell'attenta politica di contenimento dei costi avviata all'interno del Gruppo sono riscontrabili dall'analisi delle **spese amministrative ed altri oneri di gestione** che scendono dell'1,19%. In questo ambito i **costi del personale** si riducono dello 0,54%, mentre le **altre spese amministrative** segnano una flessione dell'1,21%, nonostante la presenza di costi non ricorrenti per circa 15 milioni di euro.

La crescita dei ricavi generati dall'attività caratteristica, unitamente alla contrazione dei costi, incide con evidenza sul **risultato di gestione**, che si porta a 431,8 milioni di euro, rispetto ai 358,1 milioni di euro dei primi sei mesi del 2003 (+20,57%).

Nell'ambito delle rettifiche su immobilizzazioni, pari a 115 milioni di euro, si registrano 53 milioni di euro relativi all'ammortamento del *goodwill* e 5 milioni di euro relativi agli investimenti sostenuti per l'apertura di nuove filiali.
In relazione a quest'ultima voce si segnala che il 70% delle filiali aperte negli ultimi due anni risultano già a *break-even.*

La prudente politica sui crediti ha portato a rettifiche di valore per 116 milioni di euro. Le stesse includono 23 milioni di euro di stanziamenti per integrare la copertura dell'esposizione Parmalat – che ammonta complessivamente a oltre il 90% - allineandosi prudenzialmente all'ipotesi di concordato elaborata dal commissario straordinario.

L'**utile da attività ordinaria** si attesta a 161,3 milioni di euro, contro i 155,5 milioni di euro del 30 giugno 2003 (+3,76%). Dopo le imposte sul reddito si arriva alla formazione di un risultato complessivo di periodo pari a 125 milioni di euro, di cui 44 milioni di euro di pertinenza di terzi.
L'**utile netto,** pressoché in assenza di componenti straordinarie, sale a 80,7 milioni di euro e risulta quasi raddoppiato rispetto al dato dello scorso semestre (44,6 milioni di euro).

Per quanto riguarda lo stato patrimoniale consolidato, raffrontato su base omogenea rispetto al 30 giugno 2003, il totale della **massa amministrata da clientela** si attesta a 61.081 milioni di euro, mantenendosi sullo stesso livello del primo semestre dello scorso anno (61.339 milioni di euro).
Particolarmente positiva risulta la dinamica della **raccolta indiretta** da clientela che sale a 32.762 milioni di euro (+5,22%), sostenuta dal **risparmio gestito** nel cui comparto si registra la crescita delle gestioni patrimoniali (+20,32%), dei fondi comuni d'investimento (+2,73%), delle Sicav (+12,61%) e dei prodotti assicurativi (+2,22%).

L'andamento degli **impieghi verso clientela** si conferma ancora una volta positivo. Il totale dei crediti ammonta a 25.266 milioni di euro ed è al netto delle due operazioni di cartolarizzazione realizzate nel primo semestre: una da 1 miliardo di euro legata ai mutui residenziali in bonis delle banche retail, l'altra da 500 milioni di euro relativa ai prestiti personali di Bipielle Ducato, effettuate per ottimizzare il costo del *funding.*

La qualità del credito resta sotto controllo con il rapporto tra **sofferenze nette e impieghi** pari all'**1,49%.**
Il **patrimonio netto** consolidato al 30 giugno 2004 ammonta a 2.662 milioni di euro (+3,47%).

La **struttura operativa** del Gruppo Bipielle, al 30 giugno 2004, risulta composta da **954 sportelli, 650 promotori finanziari e 60 negozi finanziari**. Il numero dei dipendenti è sceso a 8.545 contro gli 8.950 del 30 giugno 2003, grazie ai piani esuberi sottoscritti a suo tempo che apporteranno ulteriori benefici in termini economici già a partire dal secondo semestre 2004.

Banca Popolare di Lodi

Relazione Semestrale Individuale al 30 giugno 2004

Utile netto: 91,7 milioni di euro (+26,05%).

I risultati della Banca Popolare di Lodi si confermano ancora una volta in crescita. L'eccellente andamento della Capogruppo è riscontrabile dall'analisi delle principali voci

del conto economico che, raffrontate su base omogenea rispetto al 30 giugno 2003, evidenziano la crescita del **margine d'interesse** che ammonta a 282,7 milioni di euro (+11,80%).
Le **commissioni nette** raggiungono i 105,6 milioni, facendo registrare un incremento ragguardevole (+30,47%)
Il **margine da servizi** si attesta a 173 milioni di euro (+2,19%), mentre il **margine di intermediazione** sale a 455,7 milioni di euro (+7,95%).

Particolarmente positivo è il dato riferito al **risultato di gestione** pari a 213,4 milioni di euro, contro i 189 milioni di euro dello scorso semestre (+12,95%), a conferma del positivo andamento dell'attività caratteristica. Il **cost-income ratio**, rispetto al primo semestre dello scorso anno, scende di oltre 2 punti percentuali attestandosi al 53,16%.
Le rettifiche e le riprese di valore su crediti, che ammontano a 32,5 milioni di euro a seguito dell'incremento della copertura dell'esposizione nei confronti di Parmalat non frenano la crescita dell'**utile da attività ordinaria** che raggiunge i 104,8 milioni di euro, facendo registrare un incremento del 16,67%, rispetto al dato del 30 giugno 2003.
L'**utile netto**, in totale assenza di componenti straordinarie, sale a 91,7 milioni di euro (+26,05%).

A livello patrimoniale è da segnalare invece la crescita della **massa amministrata** che ammonta complessivamente a 62.010 milioni di euro, contro i 52.231 milioni di euro del primo semestre 2003 (+18,72%).

Particolarmente significativo è il dato riferito al **totale dei crediti per cassa e firma** che si attesta a 12.971 mantenendosi sullo stesso livello del primo semestre 2003 (-0,96%) nonostante i 576 milioni di euro di **mutui** in bonis cartolarizzati nel primo semestre 2004.
Le **gestioni patrimoniali** (+10,53%) **e i prodotti assicurativi** (+4,49%) continuano a sostenere il **risparmio gestito** che si mantiene sopra il tetto dei 5 miliardi di euro (+1,50%).

Nel primo semestre del 2004 la struttura operativa della Banca Popolare di Lodi registra un ulteriore consolidamento: il numero delle **filiali** sale a 558, contro le 539 del 31 dicembre 2003, mentre il numero dei **dipendenti** scende a quota 4.332, contro i 4.377 del 31 dicembre 2003.

Il Consiglio di Amministrazione della Banca Popolare di Lodi ha inoltre deliberato l'acquisizione del pacchetto di maggioranza delle azioni (99,89%) di Banca Eurosistemi, da Bipielle Investimenti, ponendo adeguate premesse per l'incorporazione di Banca Eurosistemi e di Sofinspa S.p.A (controllata al 100% da Banca Eurosistemi) in Banca Popolare di Lodi.
L'operazione - conseguente alla cessione all'ICBPI del ramo d'azienda appartenente a Banca Eurosistemi relativo ai sistemi di pagamento e al centro applicativo perfezionatasi lo scorso 21 giugno - consentirà di razionalizzare ulteriormente la struttura societaria del Gruppo e al tempo stesso di concentrare tutte le attività legate alla gestione delle carte prepagate in Bipielle Ducato, società dotata di una solida esperienza nei settori del credito al consumo e delle carte di credito.

Lodi, 9 settembre 2004

Press release
Consolidated report for the nine months to September 2004

Gruppo Bipielle achieves significant profits growth
Net profit up 80.36% to €115m
Total net profit including minority interests €183.1m

- Operating costs down 3.21% to €657.7m
- Profit from ordinary activities up 9.90% to €242.6m
- Net operating profit up 16.71% to €622.5m
- Cost-Income ratio 51.37%

The results for the first nine months of 2004 confirm the excellent developing trend already in evidence in the results for the first half of 2004, thanks to significant gains from cost control and the marked increase in profits from the traditional banking business.

As a result, Gruppo Bipielle made a net profit of €115.5m for the nine months which, without any contribution from extraordinary items, is almost twice as much as the pro forma profit of €64m for the first nine months of 2003. This noteworthy increase in profitability was underpinned by the excellent results achieved by the retail banks, to which were added the fruits of the corporate reorganisation which made it possible also to increase the efficiency and profitability of Reti Bancarie and Bipielle Investimenti thanks to the development of important synergies in the consumer credit and managed savings sectors.

The excellent performance of Gruppo Bipielle can be verified by analysing the main income statement headings compared with the figures presented on a homogeneous basis for the first nine months of 2003, with particular reference to the group's ordinary activities, which once again confirm their fundamental role in profit creation.

Interest income was up from €690m in the first nine months of 2003 to €743.8m, a 7.78% increase. Non-interest income increased by 2.60% from €522.8m to €536.5m thanks to the positive contribution from other operating income, up 30.38% to €216.6m, and from net commissions which reached €310.1m, an increase of 6.37%.

Total income was up 5.5% year-on-year to €1,280m.

Gross operating profit showed particularly strong growth, being up 16.71% to €622.6m thanks to good control of administrative expenses, which were down 3.21%. A comparison with the figures for the first nine months of 2003 shows that staff costs were down 2.19% and administrative costs down 4.14%.

The cost/income ratio confirms the group's increasing efficiency, being down by nearly five percentage points, from 56.02% for the same nine months last year to 51.37%.
The group's prudent lending policy meant that provisions for possible loan losses were only 0.82% of net outstandings, while the ratio of net non-performing loans to outstandings was 1.65%, thus maintaining below the average for the system.

Profit from ordinary activities is up from €220.7m to €242.6m, a 9.90% increase. Net income after taxes of €62.1m amounted to €183.1m, including net profit for minority interests of €67.5m.

As a result, net profit after minorities increased from €64.0m to €115.5m, an 80.36% rise on last year's result at this stage which included extraordinary income of €35.1m, whereas there has been hardly any extraordinary income this year.

Consolidated balance sheet data as at 30 September 2004

The balance sheet shows direct funding of €28,136m, similar to the €28.634m at this stage last year.

Indirect funding by customers increased by 2.09% to €32,716m thanks to a good performance in asset management which were up 3.32% to €18,443m. In this division there were also good performances by discretionary accounts (up 8.64%) and pension funds (up 67.46%) while mutual funds and insurance products were stable.

Customers assets under administration increase by 0.60% to €61,645m.

Loans to customers confirmed their growth trend, being up 2.29% to €25,151m at 30 September 2004. This figure is particularly significant because two debt securitisation operations were carried through during the first nine months, one of €1bn connected with the group's retail banks' performing mortgage loans, the other for €500m relating to Bipielle Ducato's personal loans, carried out to optimise the cost of funding.

In net lending to customers, current accounts showed a 14.29% increase while mortgages and consumer credit gross of securitisation increased by 15.0% and 41.91% respectively.

Total assets at 30 September 2004 were up 1.77% year-on-year from €41,556m to €42,190m.

Net equity were up by 2.86% year-on-year, from €2,599m to €2,673m.

Operating structure

The group's operating structure was further strengthened during the year, with 958 branches at the end of September 2004 compared with 927 a year earlier, as well as 650 financial promoters and 60 financial points.

The project to strengthen the branch network is going ahead according to plan and will soon enable the group to have over 1,000 branches thanks to the opening of new subsidiaries which on the one hand will allow the group to extend its presence in new geographical areas with strong strategic value, and on the other to consolidate its local roots in areas already partly served by the group.

Total employee numbers came to 8,472 at 30 September 2004 compared with 8,893 a year earlier as a result of the redundancy plans, which will bring further benefits in economic terms as from the last quarter of 2004.

Parent company situation as at 30 September 2004

BANCA POPOLARE DI LODI

Net profit up 28.75% to €121.6m

- Interest income up16,61% to €657.7m
- Total income up 8.52% to €664.9m
- Operating profit up 16.69% to €304.1m
- Cost/Income Ratio 54,26%

The third quarter of 2004 confirmed Banca Popolare di Lodi's excellent performance in terms of operations and income, which is making a decisive contribution to Gruppo Bipielle's consolidated

results. Net profit for the first nine months was up by 28.75% year-on-year, from €94.5m to €121.6m.
As always, it is still the characteristic ordinary activities of the bank that are driving the parent company's results forward, as can be clearly seen in the breakdown of the main income statement items.
Total income was up 16.61% from €363.7m at 30 September 2003 to €421.1m.
Net commission income was up 23.59% to €150.8m.
Total income was up 8.52% to €664.9m. Operating profit was up 16.69% to €304.1m.
The efficiency of the parent company is witnessed to by its cost/income ratio, which has fallen by almost three percentage points, from 57.46% at 30 September 2003 to 54.26%.
Profits from ordinary activities were up 35.77%, from €102.5m to €139.1m. In the total absence of extraordinary income, net profit rose by 28.75% from €94.5m to €121.6m.

As regards the balance sheet, total assets were up 2.94% to €28.3bn, while net equity were up 2.48% to €3.1bn.
Total customer assets under administration were up 19,88% from €51.8bn to €62.1bn.
Customer loans were up 5.13% to €11.6m thanks to the positive trend in current accounts, up 33.07%, and in mortgage loans which now total almost €3bn, maintaining themselves at the same level as a year earlier despite the €576m of performing mortgage loans securitised during the first half of 2004.

Lodi, 9 November 2004

Consolidated Balance Sheet

Assets	30 sept 2004	Var. %	30 dec 2003 PF	Var. %	30 sept 2003 PF	Var. %
Cash on hand and deposits with central bankand post offices	213.785	0,51%	250.012	-14,49%	223.926	-4,53%
Due from banks	2.804.324	6,65%	2.656.063	5,58%	2.682.825	4,53%
Customer loans	25.151.039	59,61%	26.756.484	-6,00%	24.588.575	2,29%
Bonds and other debt securities	5.866.549	13,91%	5.645.859	3,91%	5.668.403	3,50%
Assets	3.235.153	7,67%	3.406.973	-5,04%	3.074.586	5,22%
- fixed assets	376.819	0,89%	528.099	-28,65%	588.841	-36,01%
- shareholdings	1.277.162	3,03%	1.256.319	1,66%	1.221.539	4,55%
- shareholdings in group coompanies	77.331	0,18%	81.091	-4,64%	101.953	-24,15%
- intangible assets	669.073	1,59%	709.885	-5,75%	346.770	92,94%
- tangible assets	834.768	1,98%	831.579	0,38%	815.483	2,36%
Own shares	44.594	0,11%	689	6372,28%	10.051	343,68%
Positive goodwill arising on consolidation	1.218.695	2,89%	1.408.157	-13,45%	1.461.363	-16,61%
Other assets	3.655.697	8,66%	3.945.462	-7,34%	3.746.511	-2,42%
Total assets	**42.189.836**	**100,00%**	**44.069.699**	**-4,27%**	**41.456.240**	**1,77%**

Liabilities	30-sept-2004	Var. %	30-dec-2003 PF	Var. %	30 sept-2003 PF	Var. %
Due to bank	4.032.766	5,20%	4.199.203	1,03%	3.835.820	10,60%
Due to customers	27.634.406	1,81%	30.077.711	-6,46%	28.634.362	-1,74%
Third-party funds under administration	2.544.537	23,54%	2.674.966	17,51%	2.289.091	37,32%
Funds:	505.748	7,28%	940.540	-42,31%	809.336	-32,96%
- pension fund	182.546	-0,04%	187.446	-2,66%	193.076	-5,49%
- fondo di quiescenza per obblighi e simili	141.337	-2,47%	156.997	-12,20%	146.533	-5,93%
- provision for taxation	98.198	39,82%	516.472	-73,42%	384.989	-64,34%
- other provision	79.388	1,64%	75.426	6,98%	77.015	4,78%
- credit risks fund	4.279	0,02%	4.199	1,93%	7.723	-44,58%
Subordinated liabilities	2.249.519	-0,46%	2.269.026	-1,31%	2.028.857	10,37%
Minority interests	1.492.213	-18,68%	1.133.934	7,01%	1.260.015	-3,70%
Shareholders equity	2.662.435	0,40%	2.774.319	-3,65%	2.598.759	2,86%
- share capital	885.127		862.228	2,66%	784.263	12,86%
- reserve for general banking risks	5.000		5.000		17.560	-71,53%
- reserve	1.691.581	-1,43%	1.880.156	-11,32%	1.732.882	-3,78%
- net profit	80.727	43,11%	26.935	328,92%	64.054	80,36%
Total liabilities	**41.121.624**	2,60%	**44.069.699**	-4,27%	**41.456.240**	1,77%

Guarantees and commitments	30-set-03	Var. %	31/12/2002 PF	Var. %	30/09/2002 PF	Var. %
Guarantees given	2.246.913	100,00%	2.771.538	-18,93%	3.342.936	-32,79%
acceptances	23.404	1,04%	12.816	82,62%	12.435	88,21%
other guarantees	2.223.509	98,96%	2.758.722	-19,40%	3.330.501	-33,24%
Commitments	5.381.402		4.853.596	10,87%	3.763.597	42,99%
Derivatives on loans	125.776		172.035	-26,89%	433.063	-70,96%

GRUPPO BIPIELLE
Consolidated Income Statement

	30 sept 2004	30 dec 2003 PF		30 sept 2003 PF	
			var %		var %
Interest income and similar revenue	1.257.739	1.774.433	-29,12%	1.314.896	-4,35%
Interest expense and similar charges	- 598.081	- 910.108	-34,28%	- 653.350	-8,46%
Dividends	84.107	33.269	152,81%	28.529	194,81%
Interest Margin	**743.765**	**897.594**	**-17,14%**	**690.075**	**7,78%**
Commission income	427.950	583.207	-26,62%	396.381	7,96%
Commission expense	- 117.380	- 153.742	-23,65%	- 104.397	12,44%
Net commissions	**310.570**	**429.465**	**-27,68%**	**291.984**	**6,37%**
Profits and losses from financial operations	9.326	26.634	-64,98%	64.750	-85,60%
Other operating income	216.563	229.142	-5,49%	166.107	30,38%
Non interest income	**536.459**	**685.241**	**-21,71%**	**522.841**	**2,60%**
Total income	**1.280.224**	**1.582.835**	**-19,12%**	**1.212.916**	**5,55%**
Administrative expenses	**- 657.676**	**- 965.505**	-31,88%	**- 679.485**	-3,21%
- personnel expenses	- 369.474	- 518.484	-28,74%	- 377.747	-2,19%
- other administrative expenses	- 281.395	- 439.508	-35,97%	- 293.538	-4,14%
- other	- 6.807	- 7.513	-9,40%	- 8.200	-16,99%
Gross Operating Profit	**622.548**	**617.330**	**0,85%**	**533.431**	**16,71%**
Adjustments/writebacks to tangible and intagible fixed assets	- 171.721	- 254.517	-32,53%	- 161.228	6,51%
-goodwill	- 79.092	- 107.079		- 72.746	
Writebacks of adjustments to loans and provisions	- 18.120	- 13.964	29,76%	- 8.532	112,38%
Writedown of loans and provisions for guarantees and commitments	- 154.970	- 269.594	-42,52%	- 128.500	20,60%
Provisions to the reserve for possible loan losses	- 5				
Adjustments to the value of financial fixed assets	- 36.281	- 29.446	23,21%	- 12.319	194,51%
Profit (losses) on equity investments carried at equity	1.108	- 2.802	-139,54%	- 2.146	-151,63%
Profit from ordinary operations	**242.559**	**47.007**	**416,01%**	**220.706**	**9,90%**
Extraordinary income	60.552	191.807	-68,43%	69.382	-12,73%
Extraordinary expenses	- 57.983	- 131.188	-55,80%	- 34.282	69,14%
Net extraordinary income	**2.569**	**60.619**	**-95,76%**	**35.100**	**-92,68%**
Change to the reserve for general banking risks		12.560			
Income taxes for period	- 62.068	- 46.878	32,40%	- 122.596	-49,37%
Net profit of minority interests	- 67.530	- 46.373	45,62%	- 69.156	-2,35%
Net Profit	**115.530**	**26.935**	**328,92%**	**64.054**	**80,36%**

Comunicato stampa - Relazione Consolidata al 30 settembre 2004

Profitti in sensibile crescita per il Gruppo Bipielle
Utile netto Euro 115 mln (+80,36%)
Risultato netto complessivo Euro 183,1 mln (compresa quota terzi)

- **costi operativi** - Euro 657,7 mln **(- 3,21%)**
- **utile attività ordinarie** - Euro 242,6 mln **(+ 9,90%)**
- **risultato di gestione** - Euro 622,5 mln **(+ 16,71%)**
- **Cost-Income al 51,37%**

I dati dei primi 9 mesi del 2004 confermano l'eccellente trend di sviluppo già evidenziato nell'arco del primo semestre 2004, grazie al significativo contenimento dei costi e al sensibile incremento dei profitti provenienti dall'attività bancaria tradizionale.
Il Gruppo Bipielle registra infatti a livello consolidato un **utile netto pari a 115,5 milioni** di euro che, in assenza di componenti straordinarie, risulta quasi raddoppiato rispetto al dato pro-formato di 64,0 milioni di euro ottenuto nei primi nove mesi del 2003. Il ragguardevole incremento della redditività è sostenuto dagli eccellenti risultati conseguiti dalle banche retail, ai quali si aggiungono gli effetti prodotti dal riassetto societario che ha permesso di accrescere l'efficienza e la redditività anche di **Reti Bancarie** e **Bipielle Investimenti**, grazie allo sviluppo di importanti sinergie nel settore del credito al consumo e del risparmio gestito.

L'ottimo andamento del Gruppo Bipielle è riscontrabile dall'analisi di tutte le principali voci del conto economico, raffrontate su base omogenea rispetto al 30 settembre 2003, con particolare riferimento all'attività ordinaria che ancora una volta si conferma una componente fondamentale per la creazione di profitto.
Il **margine d'interesse** si attesta a 743,8 milioni di euro, contro i 690,1 milioni di euro dello stesso periodo dello scorso anno (+7,78%).
Il **margine da servizi** sale a 536,5 milioni di euro, rispetto ai 522,8 milioni di euro del corrispondente periodo dell'esercizio precedente (+2,60%), grazie al positivo apporto degli **altri proventi di gestione** che salgono a 216,6 milioni di euro (+30,38%) e delle **commissioni nette** che raggiungono i 310,6 milioni di euro facendo segnare un incremento del 6,37%.
Il **margine d'intermediazione** ammonta a 1.280 milioni di euro, in crescita del 5,55% rispetto al dato del 30 settembre 2003.
Il **risultato di gestione** mostra un andamento particolarmente positivo attestandosi a 622,6 milioni di euro (+16,71%), grazie al contenimento della voce **spese amministrative ed altri oneri di gestione**, che segna una flessione del 3,21%. In questo ambito il raffronto con i dati dei primi nove mesi del 2003 evidenzia la contrazione delle **spese per il personale** (-2,19%), mentre le **spese amministrative** si riducono del 4,14%.

Il **Cost/Income conferma la crescita dell'efficienza del Gruppo, attestandosi al 51,37%, scendendo di quasi 5 punti percentuali rispetto al 56,02% del 30 settembre 2003.**
La politica prudenziale dei crediti ha portato gli accantonamenti allo 0,82% degli impieghi netti, mentre il **rapporto tra sofferenze nette e impieghi** si posiziona all'1,65%, mantenendosi al di sotto della media di sistema.

L'**utile da attività ordinarie** raggiunge i 242,6 milioni di euro, contro i 220,7 milioni di euro del 30 settembre 2003 (+9,90%).
Il **risultato complessivo netto** dopo le imposte (pari a 62,1 milioni di euro) è di **183,1 milioni di euro**, di cui 67,5 milioni di euro di pertinenza di terzi.
L'**utile netto** di competenza della Bipielle sale pertanto a **115,5 milioni di euro,** contro i 64,0 milioni di euro dei primi nove mesi del 2003 (+80,36%) che beneficiavano tra l'altro di 35,1 milioni di euro di componenti straordinarie, pressoché assenti nel 2004.

Dati patrimoniali consolidati al 30 settembre 2004

A livello patrimoniale la **raccolta diretta** si attesta a 28.136 milioni di euro, mantenendosi in linea con i 28.634 milioni di euro dello stesso periodo del precedente esercizio.
La **raccolta indiretta** da clientela sale a 32.716 milioni di euro, facendo segnare una crescita del 2,09%, grazie alla positiva dinamica del risparmio gestito che raggiunge i 18.423 milioni di euro (+3,32%). In questo comparto si segnala il positivo andamento delle gestioni patrimoniali (+8,64%) e dei fondi pensione (+67,46%), mentre si mantengono stabili sia i fondi comuni d'investimento, sia i prodotti assicurativi.
La **massa amministrata** da clientela si attesta a 61.645 milioni di euro (+0,60%).
Gli **impieghi** si confermano in crescita raggiungendo i 25.151 milioni di euro (+2,29%). Il dato assume *particolare significato in quanto nel corso dei primi nove mesi del 2004 sono state realizzate due operazioni* di cartolarizzazione: una da 1 miliardo di euro legata ai mutui residenziali in bonis delle banche retail del Gruppo, l'altra da 500 milioni di euro relativa ai prestiti personali di Bipielle Ducato, effettuate per ottimizzare il costo del *funding.*
Tra i crediti netti verso la clientela, i conti correnti registrano un incremento del 14,29%, mentre i mutui e il credito al consumo, al lordo delle operazioni di cartolarizzazione, salgono rispettivamente del 15,0% e del 41,91%.
Il **totale dell'attivo** si attesta a 42.190 milioni di euro, contro i 41.456 milioni di euro del 30 settembre 2003 (+1,77%).
Il **patrimonio netto** ammonta a 2.673 milioni di euro, rispetto i 2.599 milioni di euro dell'analogo periodo del precedente esercizio (+2,86%).

Struttura operativa

La struttura operativa del Gruppo ha registrato un ulteriore rafforzamento e a settembre 2004 risulta composta da **958 sportelli,** rispetto ai 927 dei primi nove mesi del 2003, ai quali si aggiungono **650 promotori finanziari e 60 negozi finanziari**.
Il progetto di rafforzamento della rete procede secondo i programmi prefissati e consentirà di superare a breve i 1.000 sportelli, grazie all'apertura di nuove filiali che permetteranno da un lato di estendere la presenza del Gruppo in nuove zone geografiche con una forte valenza strategica e dall'altro di consolidare il radicamento territoriale in aree in parte già presidiate.
Il numero dei **dipendenti** si attesta a 8.472 unità, contro gli 8.893 del 30 settembre 2003, per effetto dei piani esuberi, che apporteranno ulteriori benefici in termini economici già a partire dall'ultimo trimestre del 2004.

Situazione individuale al 30 settembre 2004
BANCA POPOLARE DI LODI

Utile netto pari 121,6 mln. euro (+28,75%)

- **margine d'interesse** - Euro 424,1 mln. **(+16,61%)**
- **margine d'intermediazione** - Euro 664,9 mln. **(+8,52%)**
- **risultato di gestione** - Euro 304,1 mln. **(+16,69%)**
- **Cost/Income Ratio 54,26%**

La **Banca Popolare di Lodi** conferma nel terzo trimestre del 2004 un eccellente andamento operativo e reddituale, contribuendo in modo determinante alla formazione del risultato consolidato. I dati riferiti ai primi nove mesi del 2004 registrano un **utile netto** di 121,6 milioni di euro, contro i 94,5 milioni di euro del 30 settembre 2003 (+28,75%).
A trainare i risultati della Capogruppo è come sempre l'attività bancaria caratteristica ordinaria, come emerge con evidenza dall'analisi delle principali voci del conto economico.
Il **margine d'interesse** si attesta a 424,1 milioni di euro, contro i 363,7 milioni di euro del 30 settembre 2003 (+16,61%).
Le **commissioni nette** raggiungono 150,8 milioni di euro (+23,59%).
Il **margine di intermediazione** sale a 664,9 milioni di euro (+8,52%).

Il **risultato di gestione** si attesta a 304,1 milioni di euro facendo segnare una crescita del 16,69%. L'efficienza della Capogruppo è testimoniata dal **Cost/Income Ratio** che scende di quasi tre punti percentuali attestandosi al 54,26% contro il 57,46% del 30 settembre 2003.
L'**utile da attività ordinaria** raggiunge 139,1 milioni di euro, rispetto ai 102,5 milioni di euro dei primi nove mesi del 2003 (+35,77%). In totale assenza di proventi straordinari, l'**utile netto** sale a **121,6 milioni** di euro, contro i 94,5 milioni di euro del 30 settembre 2003 (+28,75%).

A livello patrimoniale, il **totale attivo** raggiunge 28,2 miliardi di euro (+2,94%). Il **patrimonio netto** si attesta a 3,1 miliardi di euro facendo segnare un incremento del 2,48%.
Il totale generale della **massa amministrata** sale a 62,1 miliardi di euro, contro i 51,8 miliardi di euro (+19,88%).
Gli **impieghi verso clientela** raggiungono quota 11,6 miliardi di euro (+5,13%) grazie all'andamento positivo dei conti correnti che registrano un incremento del 33,07% e dei mutui che sfiorano i 3 miliardi di euro mantenendosi sullo stesso livello del 30 settembre 2003 nonostante i 576 milioni di euro di **mutui in bonis** cartolarizzati nel corso del primo semestre 2004.

Lodi, 9 novembre 2004

PROSPETTI CONTABILI – 30 settembre 2004

Stato patrimoniale consolidato riclassificato

Voci dell'attivo	30/09/2004	31/12/2003	30/09/2003 PF
Cassa e disponibilità presso banche centrali e uffici postali	213.785	250.012	223.926
Crediti verso banche	2.804.324	2.656.063	2.682.825
Crediti verso clientela	25.151.039	26.756.484	24.588.575
Titoli non immobilizzati	5.866.549	5.645.859	5.668.403
Immobilizzazioni	3.235.153	3.406.973	3.074.586
- titoli immobilizzati	376.819	528.099	588.841
- partecipazioni	1.354.493	1.337.410	1.323.492
- immobilizzazioni immateriali	669.073	709.885	346.770
- immobilizzazioni materiali	834.768	831.579	815.483
Azioni proprie	44.594	689	10.051
Differenze positive di consolidamento e di patrimonio netto	1.218.695	1.408.157	1.461.363
Altre attività, ratei e risconti attivi	3.655.697	3.945.462	3.746.511
Totale attivo	**42.189.836**	**44.069.699**	**41.456.240**

Voci del passivo	30/09/2004	31/12/2003	30/09/2003 PF
Debiti verso banche	4.242.351	4.199.203	3.835.820
Debiti verso clientela e debiti rappresentati da titoli	28.135.814	30.077.711	28.634.362
Fondi di terzi in amministrazione, altre passività, ratei e risconti passivi	3.143.450	2.674.966	2.289.091
Fondi	542.589	940.540	809.336
- trattamento di fine rapporto di lavoro subordinato	182.469	187.446	193.076
- fondo di quiescenza e per obblighi simili	137.844	156.997	146.533
- fondo imposte e tasse	137.303	516.472	384.989
- fondo rischi ed oneri diversi	80.693	75.426	77.015
- fondo rischi su crediti	4.280	4.199	7.723
Passività subordinate	2.239.199	2.269.026	2.028.857
Patrimonio netto di terzi	1.213.427	1.133.934	1.260.015
Patrimonio netto	2.673.006	2.774.319	2.598.759
- capitale sociale	885.127	862.228	784.263
- fondo rischi bancari generali	5.000	5.000	17.560
- riserve	1.667.349	1.864.707	1.732.882
- utile netto	115.530	42.384	64.054
Totale passivo	**42.189.836**	**44.069.699**	**41.456.240**